UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912—Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

PETROBRAS ANNOUNCES COMMENCEMENT OF CASH TENDER OFFERS

RIO DE JANEIRO, BRAZIL – December 6, 2018 – Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) (NYSE: PBR) announces the commencement of offers by its wholly-owned subsidiary Petrobras Global Finance B.V. (“PGF”) to purchase for cash PGF’s notes (all such notes appearing in either tables below, the “Notes” and each a “series” of Notes), for an aggregate purchase price, excluding accrued and unpaid interest, of up to US$1,500,000,000, divided as follows: (i) up to US$1,000,000,000 for Notes of the series set forth in the table below under the heading “Tender Group 1” (the “Tender Group 1 Notes”) and (ii) up to US$500,000,000 for Notes of the series set forth in the table below under the heading “Tender Group 2” (the “Tender Group 2 Notes”), in each case at a purchase price to be determined pursuant to a modified “Dutch Auction” in accordance with the procedures set forth in the offer to purchase dated December 6, 2018 (as may be amended or supplemented from time to time, the “Offer to Purchase”) and subject to proration (each a “Tender Offer” and together the “Tender Offers”). Tender Group 1 and Tender Group 2 are referred to herein individually as a “Tender Group” and collectively as the “Tender Groups”. Each Tender Offer is conditioned upon certain customary offering conditions. The consummation of the Tender Offers with respect to a Tender Group is not conditioned on the consummation of the Tender Offers with respect to the other Tender Group. Each Tender Offer is independent of the other Tender Offers, and PGF may, subject to applicable law, withdraw or modify any Tender Offer without withdrawing or modifying other Tender Offers.

The following tables set forth the series of Notes subject to the Tender Offers for each Tender Group:

Tender Group 1

Tender Cap Amount: US$1,000,000,000

Title of Security	CUSIP/ISIN	Principal Amount Outstanding(1)	Early Tender Premium(2)	Base Price / Minimum Bid Price(2)(3)	Acceptable Bid Premium Range(2)	Acceptable Bid Price Range(2)(3)(4)
5.375% Global Notes due January 2021	71645WAR2 / US71645WAR25	US$1,211,450,000	US$30.00	US$997.50	US$0.00 – US$30.00	US$997.50 – US$1,027.50
8.375% Global Notes due May 2021	71647NAP4 / US71647NAP42	US$1,239,981,000	US$30.00	US$1,067.50	US$0.00 – US$30.00	US$1,067.50 – US$1,097.50
6.125% Global Notes due January 2022	71647NAR0 / US71647NAR08	US$1,522,388,000	US$30.00	US$1,007.50	US$0.00 – US$30.00	US$1,007.50 – US$1,037.50
4.375% Global Notes due May 2023	71647NAF6 / US71647NAF69	US$3,412,000,000	US$30.00	US$935.00	US$0.00 – US$30.00	US$935.00 – US$965.00
__________________________________________
(1)	As of the date hereof, including Notes held by Petrobras or its affiliates.
(2)	Per US$1,000 principal amount of Notes accepted for purchase. PGF will also pay accrued and unpaid interest to, but not including, the applicable Settlement Date (defined below).
(3)	Includes the applicable Early Tender Premium.
(4)	Holders who tender Notes at or prior to the applicable Early Tender Deadline may specify a Bid Price, which must be within the Acceptable Bid Price Range.

Tender Group 2

Tender Cap Amount: US$500,000,000

Title of Security	CUSIP/ISIN	Principal Amount Outstanding(1)	Early Tender Premium(2)	Base Price / Minimum Bid Price(2)(3)	Acceptable Bid Premium Range(2)	Acceptable Bid Price Range(2)(3)(4)
5.375% Global Notes due October 2029	N/A / XS0835891838	£450,000,000	£30.00	£912.50	£0.00 - £37.50	£912.50 - £950.00
6.875% Global Notes due January 2040	71645WAQ4 / US71645WAQ42	US$1,160,615,000.00	US$30.00	US$930.00	US$0.00 – US$37.50	US$930.00 – US$967.50
6.750% Global Notes due January 2041	71645WAS0 / US71645WAS08	US$1,222,574,000.00	US$30.00	US$922.50	US$0.00 – US$37.50	US$922.50 – US$960.00
5.625% Global Notes due May 2043	71647NAA7 / US71647NAA72	US$814,406,000	US$30.00	US$820.00	US$0.00 – US$37.50	US$820.00 – US$857.50
__________________________________________
(1)	As of the date hereof, including Notes held by Petrobras or its affiliates.
(2)	Per US$1,000 or £1,000, as applicable, principal amount of Notes accepted for purchase. PGF will also pay accrued and unpaid interest to, but not including, the applicable Settlement Date.
(3)	Includes the applicable Early Tender Premium.
(4)	Holders who tender Notes at or prior to the applicable Early Tender Deadline may specify a Bid Price, which must be within the Acceptable Bid Price Range.

The Tender Offers will expire at 11:59 p.m., New York City time, on January 4, 2019, unless extended or earlier terminated by PGF (such date and time with respect to a Tender Offer, as the same may be extended, the “Expiration Date”). Notes validly tendered may be withdrawn at any time prior to 5:00 p.m., New York City time, on December 19, 2018, unless extended by PGF, but not thereafter. Holders of Notes of any series that are validly tendered and not validly withdrawn on or prior to 5:00 p.m., New York City time, on December 19, 2018, unless extended by PGF (such date and time with respect to a Tender Offer, as the same may be extended, the “Early Tender Deadline”) and accepted for purchase will be eligible to receive the total consideration to be calculated as described below with respect to such series of Notes (the “Total Consideration”), which includes an early tender premium in the amount indicated in the tables above (the “Early Tender Premium”). Holders of Notes of any series that are validly tendered after the Early Tender Deadline but on or before the Expiration Date and accepted for purchase will receive only the applicable tender offer consideration, which is equal to the Total Consideration applicable to that series of Notes minus the applicable Early Tender Premium (the “Tender Offer Consideration”). In addition to the Total Consideration and the Tender Offer Consideration, as applicable, holders whose Notes are purchased in the Tender Offers will also receive accrued interest consisting of accrued and unpaid interest from, and including, the last interest payment date for the Notes of the applicable series to, but not including, the applicable Settlement Date.

The Total Consideration payable for each US$1,000 or £1,000, as applicable, principal amount of each series of Notes validly tendered at or prior to the applicable Early Tender Deadline and accepted for purchase (subject to prorationing) will be equal to the sum of: (i) the minimum acceptable bid price (the “Base Price”), which includes the Early Tender Premium, for such series of Notes and (ii) the applicable clearing premium to be determined as described below.

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The clearing premium for all series of Notes in a Tender Group will be determined at the applicable Early Tender Deadline by consideration of the bid premium (the amount by which each bid price – representing the minimum Total Consideration each Holder is willing to receive for such Notes – exceeds the applicable Base Price) specified by each holder validly tendering (and not validly withdrawing) Notes of each series in each of Tender Group 1 or Tender Group 2, as applicable, at or prior to the applicable Early Tender Deadline. Each bid price must fall within the acceptable bid price range set forth in the applicable table above. PGF will then consider all of the bid premiums received across all series of Notes in a Tender Group, in order of lowest to highest bid premiums (e.g., a bid premium of US$2.50 is lower than a bid premium of US$5.00). The clearing premium for all series of Notes in a Tender Group will be (i) the single lowest bid premium for all valid tenders of Notes of all series in a Tender Group such that, for all Notes in a Tender Group validly tendered at or prior to the applicable Early Tender Deadline whose bid price results in a bid premium equal to or less than this single lowest premium, PGF will be able to spend the applicable Tender Cap, taking into account the aggregate principal amount of Notes tendered, the applicable Total Consideration and the prorationing described in the Offer to Purchase, or (ii) in the event that the purchase of all Notes in a Tender Group validly tendered at or prior to the applicable Early Tender Deadline would result in PGF spending less than the applicable Tender Cap for such Tender Group, the clearing premium will be equal to the highest bid premium with respect to any Notes in that Tender Group that are validly tendered at or prior to the applicable Early Tender Deadline.

If the Tender Offers are oversubscribed at or prior to the applicable Early Tender Deadline, (i) PGF will not accept for purchase any Notes of such Tender Group tendered after the applicable Early Tender Deadline and (ii) PGF will (assuming satisfaction or, where applicable, the waiver of the conditions to the Tender Offers for such Tender Group) accept for purchase on the applicable Early Acceptance Date (or, if there is no Early Acceptance Date, the applicable Expiration Date), the Notes of such Tender Group tendered at or prior to the applicable Early Tender Deadline as follows: (i) first, PGF will accept for purchase all Notes of such Tender Group validly tendered at or prior to the applicable Early Tender Deadline with a bid price that results in a bid premium less than the applicable clearing premium for such Tender Group; and (ii) second, PGF will accept for purchase all Notes of a Tender Group validly tendered at or prior to the applicable Early Tender Deadline with a bid price that results in a bid premium equal to the applicable clearing premium on a prorated basis, using a single proration factor across all series of Notes of such Tender Group, such that PGF will not accept for purchase Notes for an aggregate purchase price, excluding Accrued Interest, in excess of the Tender Cap for such Tender Group.

If the Tender Offers for a Tender Group are not oversubscribed at the applicable Early Tender Deadline but the purchase of all Notes of a Tender Group validly tendered after the Early Tender Deadline and at or prior to the applicable Expiration Date, when considered together with the Notes that were tendered for purchase as of the applicable Early Tender Deadline, would cause the Company to accept Notes of a Tender Group for an aggregate purchase price, excluding Accrued Interest, in excess of the applicable Tender Cap for such Tender Group, then the Tender Offers for such Tender Group will be oversubscribed at the applicable Expiration Date and we will (assuming satisfaction or, where applicable, the waiver of the conditions to the Tender

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Offers for such Tender Group) accept for purchase on the applicable Expiration Date, such Notes tendered after the Early Tender Deadline on a prorated basis, using a single proration factor across all series of such Notes of such Tender Group, such that we will not accept for purchase Notes of a Tender Group for an aggregate purchase price, excluding Accrued Interest, in excess of the Tender Cap for such Tender Group.

PGF may, in its sole discretion and subject to applicable law, increase any of the Tender Caps.

If holders elect to participate in the Tender Offers after the applicable Early Tender Deadline, the Bid Price set forth in the Letter of Transmittal, the Agent’s Message or the Tender Instructions, as applicable, will be disregarded and they will only be eligible to receive the applicable Tender Offer Consideration and will not be eligible to receive the applicable Early Tender Premium. Tenders of Notes after the applicable Early Tender Deadline (regardless of the Bid Price set forth in the Letter of Transmittal, the Agent’s Message or the Tender Instructions, as applicable) will not be used for purposes of calculating the applicable Clearing Premium.

If any Notes are purchased in a Tender Offer for any Tender Group, Notes tendered at or prior to the applicable Early Tender Deadline with a bid premium equal to or less than the applicable clearing premium will be accepted for purchase in priority to other Notes tendered in the same Tender Group after the applicable Early Tender Deadline. Accordingly, if the Tender Cap for any Tender Group is reached in respect of tenders made at or prior to the applicable Early Tender Deadline, no Tender Group 1 Notes or Tender Group 2 Notes, as applicable, that are tendered after the applicable Early Tender Deadline will be accepted for purchase.

Following the applicable Early Tender Deadline and prior to the applicable Expiration Date, PGF may, but is not obligated to, elect to accept the Notes of a Tender Group validly tendered at or prior to the applicable Early Tender Deadline, provided that all conditions to the Tender Offers for such Tender Group have been satisfied or waived by PGF (the date of any such acceptance, the “Early Acceptance Date”). Notes of a Tender Group accepted on an applicable Early Acceptance Date will be settled promptly thereafter (the date of such settlement, the “Early Settlement Date”). The “Final Settlement Date” is the date that PGF settles all Notes of a Tender Group not previously settled on the applicable Early Settlement Date, if any, and PGF expects such date to be promptly following the applicable Expiration Date. References to “Settlement Date” are to each of the Early Settlement Date and the Final Settlement Date.

In determining the amount of Notes purchased against the applicable Tender Cap and available for purchases pursuant to the Tender Offers with respect to applicable Tender Group, the aggregate U.S. dollar-equivalent principal amount of GBP Notes shall be calculated at the applicable exchange rate, as of 2:00 p.m., New York City time, on the business day prior to the Early Acceptance Date or Expiration Date, as applicable, as reported on Bloomberg screen page “FXIP” under the heading “FX Rate vs. USD,” or, if such screen is unavailable, a generally recognized source for currency quotations selected by the Dealer Managers (as defined below) with quotes as of a time as close as reasonably possible to the aforementioned.

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Petrobras and its affiliates will not tender Notes held by them in the Tender Offers. The Dealer Managers and any of their respective affiliates may tender Notes held by them for their own account in accordance with the terms of the Tender Offers.

The Tender Offers are being made pursuant to the Offer to Purchase and the related letter of transmittal dated December 6, 2018 (as may be amended or supplemented from time to time, the “Letter of Transmittal”), which set forth in more detail the terms and conditions of the Tender Offers.

PGF has engaged BB Securities Limited, Credit Agricole Securities (USA) Inc., Itau BBA USA Securities, Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Mizuho Securities USA LLC to act as dealer managers (the “Dealer Managers”) in connection with the Tender Offers. Global Bondholder Services Corporation is acting as the depositary and information agent for the Tender Offers.

The Tender Offers are not being made to holders of Notes in any jurisdiction in which PGF is aware that the making of the Tender Offers would not be in compliance with the laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Tender Offers to be made by a licensed broker or dealer, the respective Tender Offers will be deemed to be made on PGF’s behalf by the Dealer Managers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction. Any questions or requests for assistance regarding the Tender Offers may be directed to BB Securities Limited at +44 (20) 7367-5803, Credit Agricole Securities (USA) Inc. at +1 (866) 807-6030, Itau BBA USA Securities, Inc. at +1 (212) 710-6749, J.P. Morgan Securities LLC at +1 (866) 834-4666, Merrill Lynch, Pierce, Fenner & Smith Incorporated at +1 (888) 292-0070 and Mizuho Securities USA LLC at +1 (866) 271-7403. Requests for additional copies of the Offer to Purchase, the Letter of Transmittal and related documents may be directed to Global Bondholder Services Corporation at +1 (866)-470-3900 (toll-free) or +1 (212)-430-3774.

Neither the Offer to Purchase nor any documents related to the Tender Offers have been filed with, and have not been approved or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Offer to Purchase or any documents related to the Tender Offers, and it is unlawful and may be a criminal offense to make any representation to the contrary.

The communication of this press release and any other documents or materials relating to the Tender Offers is not being made and such documents and/or materials have not been approved by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being directed at and made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or within Article 43(2) of the Order, or high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to

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(d) of the Order, or to other persons to whom it may lawfully be communicated in accordance with the Order (all such persons together being referred to as “relevant persons”). The Tender Offers are only available to, and the Tender Offers will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Forward-Looking Statements

This press release may contain forward-looking statements that are not based on historical facts and are not assurances of future results. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. Petrobras undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 7, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Larry Carris Cardoso
Larry Carris Cardoso
Loans and Financing Administration General Manager